Exhibit 11.1

ML MACADAMIA ORCHARDS, L.P.

Computation of Net Income (Loss) per Class A Unit (unaudited)

(in thousands, except per unit data)

	Three months ended June 30,				Six months ended June 30,
	2007		2006		2007		2006

Net loss	$(356)		$(27)		$(10)		$(127)

Class A Unit Holders (ownership percentage)	x	100%	x	100%	x	100%	x	100%

Net loss allocable to Class A Unit Holders	$(356)		$(27)		$(10)		$(127)

Class A Units outstanding	7,500		7,500		7,500		7,500

Net loss per Class A Unit	$(0.05)		$(0.00)		$(0.00)		$(0.02)